Steven M. Skolnick

Partner

1251 Avenue of the Americas

New York NY 10020

T 646 414 6947

F 973 597 2477

sskolnick@lowenstein.com

July 11, 2014

VIA FEDEX

Russell Mancuso

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Roka Bioscience, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed July 7, 2014
File No. 333-196135

Dear Mr. Mancuso:

On behalf of Roka Bioscience, Inc. (the “Company”), we are hereby responding to the letter, dated July 11, 2014 (the “Comment Letter”), from Russell Mancuso, Branch Chief of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to the Registration Statement on Form S-1, filed on July 7, 2014 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company filed today an Amendment No. 3 to the Registration Statement (the “Amendment”).

For ease of reference, set forth below in bold are the comments of the Staff with respect to the Registration Statement, as reflected in the Comment Letter. The Company’s response is set forth below each comment. Capitalized terms used herein have the meanings set forth in the Registration Statement unless defined herein.

The Company has authorized us to respond to the Comment Letter as follows:

Registration Fee Table

1. We note that you are relying on rule 457(o). Please revise the “Proposed Maximum Aggregate Offering Price” column of your fee table to reflect the maximum offering price that you disclose in your prospectus for all offered shares, including the over-allotment option

Russell Mancuso

July 11, 2014

shares. Also revise the calculation reflected in the last column of your fee table as appropriate based on the changes you make to the “Proposed Maximum Aggregate Offering Price” column in response to this comment.

In response to the Staff’s comment, the “Proposed Maximum Aggregate Offering Price” column of the fee table in the Amendment has been revised to reflect the maximum offering price that is disclosed in the prospectus for all offered shares, including the over-allotment option shares and the calculation reflected in the last column of the fee table has been revised accordingly.

Any questions regarding the contents of this letter, the Registration Statement, or the Amendment should be addressed to the undersigned at (973) 597-2476 or Meredith Prithviraj at (973) 597-2396.

Very truly yours,

/s/ Steven M. Skolnick

SMS:slf

cc: Steven T. Sobieski